Ex-99.2 a)


As of and for the year ended December 31, 1999, Cendant Mortgage Corporation (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $100 million and $50 million, respectively.



Cendant Mortgage Corporation





/s/ Terence W. Edwards                      /s/ Martin Foster
-------------------------------------       --------------------------
Terence W. Edwards                          Martin Foster
President and Chief Executive Officer       Vice President - Servicing
                                            Management Group



Ex-99.2 b)

See Item 15.

Ex-99.3 a)

May 17, 2000




Dlena Pratt
Norwest Bank
11000 Brokenland Parkway
Columbia, Maryland 21044

RE:      Officer's Certificate
Structured Assets Mortgage Investment
Pass Through Certificates
SAMI 1999-2

Dear Trustee:

The undersigned officer certifies the following for the 1999 calendar year.

1. I have reviewed the activities and performances of the Servicer during the preceding fiscal year under the terms of the Servicing Agreement, Trust Agreement, Pooling and Servicing Agreement and/or Servicer Guide and to the best of my knowledge, the Servicer has fulfilled all of its duties, responsibilities or obligations under these Agreements throughout such year, or if there has been a default or failure of the Servicer to perform any such duties, responsibilities or obligations, a description of each default or failure and the nature and status thereof has been reported to Norwest. No subservicer exists for 1999-12;

2. I have confirmed that the Servicer is currently an approved FNMA or FHLMC Servicer in good standing;

3. I have confirmed that the Fidelity Bond, the Errors and Omissions Insurance Policy and any other bonds required under the terms of the Servicing Agreement, Trust Agreement, Pooling and Servicing Agreement and/or Servicer Guide are in full force and effect;

4. All premiums for each Hazard Insurance Policy, Flood Insurance Policy (if applicable) and Primary Mortgage Insurance Policy (if applicable), with respect to each Mortgaged Property, have been paid and that such insurance policies are in full force arid effect;

5. All real estate taxes, governmental assessments and any other expenses accrued and due, that if not paid could result in a lien or encumbrance on any Mortgaged Property, have been paid, or if any such costs or expenses have been paid with respect to any Mortgaged Property, the reason for the non-payment has been reported to Norwest.

6. All Custodial Accounts have been reconciled and are properly funded; and

7. All annual reports of Foreclosure and Abandonment of Mortgaged Property required per section 6050J and 6050P of the Internal Revenue Code, respectively, have been prepared and filed.

Certified by:


/s/ Marc Hinkle
--------------------------
Officer

Director - Loan Servicing
-------------------------
Title

05/17/2000
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Date